Exhibit 99.1

CONSENT OF DIRECTOR NOMINEE

Helio Corporation is filing a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of shares of common stock of Helio Corporation warrants exercisable for the purchase of such shares of common stock. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Helio Corporation in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: December 13, 2024

Signed:	/s/ John Cole
By:	John Cole